Exhibit 99.15
CONSENT OF GUILHERME GOMIDES FERREIRA
The undersigned hereby consents to the use of the report listed below, and the information derived therefrom, as well as to the reference to his name, in each case where used or incorporated by reference in Registration Statement No. 333-274097 on Form F-10 and in the Annual Report on Form 40-F of Ero Copper Corp., including in the Annual Information Form filed as an exhibit thereto, being filed with the United States Securities and Exchange Commission, and any amendments thereto.
1.Technical Report on the Xavantina Operations (formerly known as the NX Gold Mine) entitled “Technical Report on the Xavantina Operations, Mato Grosso, Brazil”, dated May 12, 2023 with an effective date of October 31, 2022.
Yours truly,

/s/ Guilherme Gomides Ferreira
Guilherme Gomides Ferreira, MAIG (#7586)
GE21 Consultoria Mineral Ltda.

Dated: March 7, 2024